# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amkor Technology, Inc., CIK 0001047127
CUSIP: 031652100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2045 EAST INNOVATION CIRCLE, TEMPE, Arizona (AZ), 85284
Date of event which requires filing of this statement: 05/14/2025
Amends the filing with accession number 0001193125-24-233124
Filed by CIK 0001158839
Persons authorized to receive notices and communications: James J. Kim, 1500 E. Lancaster Avenue, Paoli, Pennsylvania (PA), 19301-9713, (480) 575-7253; Brian D. Short, Esq., 1735 Market Street, 51st Floor, Philadelphia, Pennsylvania (PA), 19103, (215) 864-8230

## Reporting persons
- James J. Kim (CIK 0001158839): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 521,828; shared voting power 0; sole dispositive power 521,828; shared dispositive power 0; aggregate amount beneficially owned 521,828 (0.2% of the class)
- James J. Kim, as Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 9,786,032; sole dispositive power 0; shared dispositive power 9,786,032; aggregate amount beneficially owned 9,786,032 (4% of the class)
- Agnes C. Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 95,000; shared voting power 0; sole dispositive power 95,000; shared dispositive power 0; aggregate amount beneficially owned 95,000 (0% of the class)
- John T. Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 46,972,606; shared voting power 36,360,155; sole dispositive power 43,624,716; shared dispositive power 39,708,045; aggregate amount beneficially owned 83,332,761 (33.7% of the class)
- John T. Kim, as Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 10,192,233; shared voting power 7,539,500; sole dispositive power 9,694,001; shared dispositive power 18,138,764; aggregate amount beneficially owned 27,832,765 (11.3% of the class)
- David D. Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 8,746; shared voting power 0; sole dispositive power 8,746; shared dispositive power 3,347,890; aggregate amount beneficially owned 3,356,636 (1.4% of the class)
- David D. Kim, as Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,363,400; shared voting power 1,335,113; sole dispositive power 1,363,400; shared dispositive power 1,335,113; aggregate amount beneficially owned 2,698,513 (1.1% of the class)
- Susan Y. Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 7,212,373; shared voting power 36,195,477; sole dispositive power 3,864,483; shared dispositive power 39,543,367; aggregate amount beneficially owned 43,407,850 (17.6% of the class)
- Susan Y. Kim, as Trustee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 13,483,005; shared voting power 7,539,500; sole dispositive power 13,168,005; shared dispositive power 8,352,732; aggregate amount beneficially owned 21,520,737 (8.7% of the class)
- Liam E. Blaney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 164,678; sole dispositive power 0; shared dispositive power 164,678; aggregate amount beneficially owned 164,678 (0.1% of the class)
- John T. Kim Trust of December 31, 1987: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 7,594,001; shared voting power 0; sole dispositive power 7,594,001; shared dispositive power 0; aggregate amount beneficially owned 7,594,001 (3.1% of the class)
- Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 961,113; sole dispositive power 0; shared dispositive power 961,113; aggregate amount beneficially owned 961,113 (0.4% of the class)
- Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 1,335,113; sole dispositive power 0; shared dispositive power 1,335,113; aggregate amount beneficially owned 1,335,113 (0.5% of the class)
- James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 546,787; sole dispositive power 0; shared dispositive power 546,787; aggregate amount beneficially owned 546,787 (0.2% of the class)
- James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 546,787; sole dispositive power 0; shared dispositive power 546,787; aggregate amount beneficially owned 546,787 (0.2% of the class)
- James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 546,787; sole dispositive power 0; shared dispositive power 546,787; aggregate amount beneficially owned 546,787 (0.2% of the class)
- James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 1,093,574; sole dispositive power 0; shared dispositive power 1,093,574; aggregate amount beneficially owned 1,093,574 (0.4% of the class)
- James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,363,400; shared voting power 0; sole dispositive power 1,363,400; shared dispositive power 0; aggregate amount beneficially owned 1,363,400 (0.6% of the class)
- The James and Agnes Kim Foundation, Inc.: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,150,000; shared voting power 0; sole dispositive power 1,150,000; shared dispositive power 0; aggregate amount beneficially owned 1,150,000 (0.5% of the class)
  Comment: Non-profit corporation
- 915 Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 39,594,980; shared voting power 0; sole dispositive power 39,594,980; shared dispositive power 0; aggregate amount beneficially owned 39,594,980 (16% of the class)
- John T. Kim 2007 Children's Trust U/A dated 12/28/07: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 315,000; shared voting power 0; sole dispositive power 0; shared dispositive power 315,000; aggregate amount beneficially owned 315,000 (0.1% of the class)
- Sujoda Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 3,347,890; shared voting power 0; sole dispositive power 0; shared dispositive power 3,347,890; aggregate amount beneficially owned 3,347,890 (1.4% of the class)
- Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dtd 8/29/18: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,957,350; shared voting power 0; sole dispositive power 0; shared dispositive power 1,957,350; aggregate amount beneficially owned 1,957,350 (0.8% of the class)
- Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 498,232; shared voting power 0; sole dispositive power 0; shared dispositive power 498,232; aggregate amount beneficially owned 498,232 (0.2% of the class)
- Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 7,828,682; shared voting power 0; sole dispositive power 0; shared dispositive power 7,828,682; aggregate amount beneficially owned 7,828,682 (3.2% of the class)
- Family Trust under the Susan Y. Kim 2012 Irrevocable Trust Agreement dated 7/26/12: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sujochil, LP: type of reporting person: partnership (PN); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 19,484,809; sole dispositive power 0; shared dispositive power 19,484,809; aggregate amount beneficially owned 19,484,809 (7.9% of the class)
- Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Alexandra Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jacqueline Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dylan Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sujoda Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); sole voting power 3,347,890; shared voting power 0; sole dispositive power 0; shared dispositive power 3,347,890; aggregate amount beneficially owned 3,347,890 (1.4% of the class)
- James J. Kim 2021 Qualified Annuity Trust U/A Dated 12/15/2021: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Susins, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 164,678; sole dispositive power 0; shared dispositive power 164,678; aggregate amount beneficially owned 164,678 (0.1% of the class)
- 2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 3,587,004; shared voting power 0; sole dispositive power 3,587,004; shared dispositive power 0; aggregate amount beneficially owned 3,587,004 (1.5% of the class)
- 2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 2,298,001; shared voting power 0; sole dispositive power 2,298,001; shared dispositive power 0; aggregate amount beneficially owned 2,298,001 (0.9% of the class)
- 2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,483,000; shared voting power 0; sole dispositive power 1,483,000; shared dispositive power 0; aggregate amount beneficially owned 1,483,000 (0.6% of the class)
- Kim Capital Partners - KCP, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 0; shared voting power 16,710,668; sole dispositive power 0; shared dispositive power 16,710,668; aggregate amount beneficially owned 16,710,668 (6.8% of the class)
- 2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (0.8% of the class)
- 2024 Grantor Retained Annuity Trust of James J. Kim dtd. 8/5/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 2,200,000; shared voting power 0; sole dispositive power 2,200,000; shared dispositive power 0; aggregate amount beneficially owned 2,200,000 (0.9% of the class)
- 2024 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 8/5/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 1,600,000; shared voting power 0; sole dispositive power 1,600,000; shared dispositive power 0; aggregate amount beneficially owned 1,600,000 (0.6% of the class)
- John T. Kim 2024 GRAT #1 dtd. 08/09/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 2,000,000; shared voting power 0; sole dispositive power 2,000,000; shared dispositive power 0; aggregate amount beneficially owned 2,000,000 (0.8% of the class)
- John T. Kim 2024 GRAT #2 dtd. 08/09/2024: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); member of a group; sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Amkor Technology, Inc.
Address of issuer's principal executive offices: 2045 EAST INNOVATION CIRCLE, TEMPE, Arizona (AZ), 85284
Comment: The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on November 28, 2005, as previously amended (the "Initial 13D") is hereby further amended to furnish the additional information set forth in this Amendment No. 19 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment is being filed by the Group and separately by each of the following persons comprising the Group (each a "Reporting Person"):
1. James J. Kim
2. James J. Kim, as Trustee
3. Agnes C. Kim
4. John T. Kim
5. John T. Kim, as Trustee
6. David D. Kim
7. David D. Kim, as Trustee
8. Susan Y. Kim
9. Susan Y. Kim, as Trustee
10. Liam E. Blaney
11. John T. Kim Trust of December 31, 1987
12. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94
13. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92
14. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01
15. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01
16. Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03
17. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05
18. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08
19. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08
20. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08
21. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08
22. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
23. The James and Agnes Kim Foundation, Inc.
24. 915 Investments, LP, for which John T. Kim is the sole general partner
25. John T. Kim 2007 Children's Trust UA dated 12/28/07
26. Sujoda Investments, LP, for which Sujoda Management, LLC is the sole general partner
27. Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dated 8/29/18
28. John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12
29. Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18
30. Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12
31. Family Trust under the Susan Y. Kim 2012 Irrevocable Trust Agreement dated 7/26/12
32. Sujochil, LP, for which John T. Kim and Susan Y. Kim are the general partners
33. Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20
34. Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20
35. Alexandra Investments, LLC, for which Susan Y. Kim and Liam E. Blaney are the managers
36. Jacqueline Investments, LLC, for which Susan Y. Kim and Liam E. Blaney are the managers
37. Dylan Investments, LLC, for which Susan Y. Kim and Liam E. Blaney are the managers
38. Sujoda Management, LLC, for which Susan Y. Kim, John T. Kim and David D. Kim are the members
39. James J. Kim 2021 Qualified Annuity Trust U/A Dated 12/15/2021
40. Susins, LLC, for which John T. Kim and Liam E. Blaney are the members
41. 2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023
42. 2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023
43. 2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023
44. Kim Capital Partners - KCP, LLC, for which Susan Y. Kim and John T. Kim are the managers
45. 2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024
46. 2024 Grantor Retained Annuity Trust of James J. Kim 8/5/2024
47. 2024 Grantor Retained Annuity Trust of Agnes C. Kim 8/5/2024
48. John T. Kim 2024 GRAT #1 dtd. 08/09/2024
49. John T. Kim 2024 GRAT #2 dtd. 08/09/2024
Residence or business address: The principal business address for the natural persons listed above, all of whom, other than Liam E. Blaney, are members of the Kim family (the "Kim Family"), Liam E. Blaney, 915 Investments, LP ("915 Partnership"), Sujoda Investments, LP ("SI, LP"), Sujochil, LP ("Sujochil"), Sujoda Management, LLC, a Pennsylvania limited liability company, Alexandra Investments, LLC, a Pennsylvania limited liability company, Jacqueline Investments, LLC, a Pennsylvania limited liability company, Dylan Investments, LLC, a Pennsylvania limited liability company, Susins, LLC, a Pennsylvania limited liability company, Kim Capital Partners - KCP, LLC, a Pennsylvania limited liability company, for the trusts for the members of the Kim Family listed above and their descendants (as such trusts are amended, modified or supplemented from time to time, the "Kim Trusts") and for The James and Agnes Kim Foundation, Inc. (the "Foundation") is 1500 E. Lancaster Avenue, Paoli, PA 19301-9713.
Present principal occupation or employment: The present principal occupation of each natural person listed above is as follows: (i) James J. Kim - Chairman Emeritus of the Issuer; (ii) Agnes C. Kim - Homemaker; (iii) John T. Kim - Private Investor; (iv) David D. Kim - Private Investor; (v) Susan Y. Kim - Executive Chairman of the Board of the Issuer and Philanthropist; (vi) Liam E. Blaney - Kim Family Manager. The principal business of the Kim Trusts is purchasing, holding, and selling securities and other assets for investment purposes. The principal business of the Foundation is to receive contributions from donors, make investments and make grants to charitable organizations. The principal business of the 915 Partnership, SI, LP, Sujochil, Alexandra Investments, LLC, Jacqueline Investments, LLC, Dylan Investments, LLC, Susins, LLC and Kim Capital Partners - KCP, LLC is to serve as a fund through which the assets of its partners will be utilized to invest in, hold and trade in securities and other investments. The principal business of Sujoda Management, LLC is to serve as the general partner of SI, LP.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: For each Reporting Person, the response to Row 6 on the cover page, indicating the citizenship or place of organization of such person, is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The response to Row 11 in each Reporting Person's cover page, indicating the aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person, is incorporated herein by reference. Each Reporting Person states that the filing of this Amendment shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially owned by the other Reporting Persons in this Amendment. The total number of shares which are beneficially owned by the members of the Group as a group is 132,672,101 shares, or approximately 53.7% of the outstanding shares of the Issuer's Common Stock. The number of shares beneficially owned by the Group includes 570,000 shares which may be acquired pursuant to options that are exercisable within sixty (60) days of May 14, 2025. The ownership percentages were calculated based on 247,056,288 outstanding shares of Common Stock of the Issuer as of April 22, 2025 according to the Issuer's Form 10-Q filed on April 29, 2025. Beneficial ownership was increased, as appropriate, to include the shares beneficially owned by each Reporting Person that may be acquired pursuant to options exercisable within sixty (60) days of May 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows 7 through 10 on the cover page of this Amendment are incorporated herein by reference.
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 2, 2024, 915 Investments, LP, a Pennsylvania limited partnership (the "Borrower") entered into a secured margin line of credit note (the "Note") with JPMorgan Chase Bank, N.A. (the "Bank" and collectively with the Borrower, the "Parties"). This Note was disclosed on Amendment No. 18 to the Initial 13D filed by the by the Reporting Persons on October 4, 2024 ("Amendment 18"). Neither Amkor Technology, Inc., a Delaware corporation (the "Issuer") nor any of its subsidiaries is a party to the Note. The obligations under the Note are guaranteed by Susan Y. Kim and Susan Y. Kim, as trustee of the Susan Y. Kim Trust of December 31, 1987, as amended and restated (the "SYK 2007 Trust"). The Guaranty Agreement, dated as of October 2, 2024, by and among the Bank, Susan Y. Kim and the SYK 2007 Trust was filed as Exhibit 99.2 to Amendment No. 18 and is incorporated herein by reference.

On May 14, 2025, in connection with the Borrower paying down a portion of the obligations under the Note, the Parties amended the Note to reduce the aggregate principal amount of the loans that may be made by the Bank to the Borrower from $350 million to $250 million. All other material provisions of the Note and Guaranty previously disclosed on Amendment No. 18 remain substantially the same.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Nineteenth Amended and Restated Agreement regarding joint filing (filed herewith)

Exhibit 99.2 Guaranty Agreement, dated October 2, 2024, among Susan Y. Kim and Susan Y. Kim, as Trustee of the Susan Y. Kim Trust of December 31, 1987 in favor of JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A filed by the Reporting Persons on October 4, 2024).

Exhibit 24.1 Powers of Attorney (incorporated by reference to Exhibit 24 to the Schedule 13D/A filed by the Reporting Persons on October 4, 2024)

## Signatures
- James J. Kim: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/16/2025)
- James J. Kim, as Trustee: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/16/2025)
- Agnes C. Kim: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/16/2025)
- John T. Kim: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/16/2025)
- John T. Kim, as Trustee: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/16/2025)
- David D. Kim: /s/ Kenneth R. Hillier, Attorney in Fact, Kenneth R. Hillier, Attorney in Fact (05/16/2025)
- David D. Kim, as Trustee: /s/ Kenneth R. Hillier, Attorney in Fact, Kenneth R. Hillier, Attorney in Fact (05/16/2025)
- Susan Y. Kim: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/16/2025)
- Susan Y. Kim, as Trustee: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/16/2025)
- Liam E. Blaney: /s/ Brian D. Short, Attorney-in-Fact, Brian D. Short, Attorney-in-Fact (05/16/2025)
- John T. Kim Trust of December 31, 1987: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/16/2025)
- Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/16/2025)
- Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/16/2025)
- Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05: /s/ Kenneth R. Hillier, Attorney in Fact, David D. Kim, as Trustee (05/16/2025)
- James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/16/2025)
- James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08: /s/ Kenneth R. Hillier, Attorney in Fact, David D. Kim, as Trustee (05/16/2025)
- The James and Agnes Kim Foundation, Inc.: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Secretary (05/16/2025)
- 915 Investments, LP: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as General Partner (05/16/2025)
- John T. Kim 2007 Children's Trust U/A dated 12/28/07: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- Sujoda Investments, LP: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Manager of Sujoda Management, LLC, its General Partner (05/16/2025)
- Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dtd 8/29/18: /s/ Brian D. Short, Attorney-in-Fact, James J. Kim, as Trustee (05/16/2025)
- John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12: /s/ Brian D. Short, Attorney-in-Fact, James J. Kim, as Trustee (05/16/2025)
- Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12: /s/ Brian D. Short, Attorney-in-Fact, James J. Kim, as Trustee (05/16/2025)
- Family Trust under the Susan Y. Kim 2012 Irrevocable Trust Agreement dated 7/26/12: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- Sujochil, LP: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as General Partner (05/16/2025)
- Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- Alexandra Investments, LLC: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, Manager (05/16/2025)
- Jacqueline Investments, LLC: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, Manager (05/16/2025)
- Dylan Investments, LLC: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, Manager (05/16/2025)
- Sujoda Management, LLC: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, Manager (05/16/2025)
- James J. Kim 2021 Qualified Annuity Trust U/A Dated 12/15/2021: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, Trustee (05/16/2025)
- Susins, LLC: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, Manager (05/16/2025)
- 2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- 2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- 2023 Grantor Retained Annuity Trust of Susan Y. Kim Dated 9/15/2023: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- Kim Capital Partners - KCP, LLC: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, Manager (05/16/2025)
- 2024 Grantor Retained Annuity Trust of Susan Y. Kim dtd. 8/5/2024: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- 2024 Grantor Retained Annuity Trust of James J. Kim dtd. 8/5/2024: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- 2024 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 8/5/2024: /s/ Brian D. Short, Attorney-in-Fact, Susan Y. Kim, as Trustee (05/16/2025)
- John T. Kim 2024 GRAT #1 dtd. 08/09/2024: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/16/2025)
- John T. Kim 2024 GRAT #2 dtd. 08/09/2024: /s/ Brian D. Short, Attorney-in-Fact, John T. Kim, as Trustee (05/16/2025)